Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE EXCHANGE ACT

The following summary describes our common stock, par value $0.001 per share (the “Common Stock”), of CBAK Energy Technology, Inc. (the “Company,” “we,” “us,” and “our”), which are the only securities of the Company registered pursuant to Section 12 of the Exchange Act.

DESCRIPTION OF COMMON STOCK

The following summary describes the material terms of our Common Stock. This summary does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation, Certificate of Change Pursuant to NRS 78.209, Certificate of Amendment to Articles of Incorporation filed on June 23, 2015, Certificate of Amendment to Articles of Incorporation filed on December 9, 2021, Articles of Merger and By-laws incorporated by reference as Exhibits 3.1, 3.3, 3.4, 3.5, 2.1 and 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read the foregoing exhibits and the applicable provisions of the Nevada Revised Statutes, Chapter 78, for a complete description of our Common Stock.

Authorized Capital Stock

The Company is authorized to issue up to 500,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). The Common Stock may be issued from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration fixed is not less than par value.

The Board of Directors is authorized, at any time and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series with such designations, preferences, voting powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in the resolution or resolutions providing for the issuance of such Preferred Stock adopted by the Board of Directors, and as are not stated and expressed in the Company’s articles of incorporation or any amendment thereto. As of December 31, 2021, there were 88,705,016 shares of Common Stock and no Preferred Stock outstanding.

Voting Rights

Each outstanding share of Common Stock entitles the holder thereof to one vote per share on all matters coming before the stockholders for a vote. Our articles of incorporation do not permit cumulative voting for the election of directors. Likewise, our articles of incorporation do not vary the size of the vote necessary for the stockholders to act on various matters from the size of the vote required by Nevada law, which means, unless a different vote is required by express provisions of Nevada law, an action by the stockholders on a matter other than the election of directors shall be approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. The directors of a Nevada corporation are elected at the annual meeting of the stockholders by a plurality of the votes cast at the election.

Dividends

The holders of shares of our Common Stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend or otherwise authorized any cash or other distribution with respect to the shares of our Common Stock and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into dollars or other hard currency and other regulatory restrictions.

Liquidation

the event of our liquidation, dissolution or winding up, holders of our Common Stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

Rights and Preferences

Our Common Stock has no preemptive or subscription rights, and no redemption, sinking fund, or conversion provisions.

Fully Paid and Nonassessable

All of the issued and outstanding shares of our Common Stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our Common Stock are issued, the relative interests of existing stockholders will be diluted.

Anti-takeover Effects of Our Articles of Incorporation and Bylaws articles of incorporation and bylaws contain certain provisions that may have the effect of entrenching our existing board members, delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors. These provisions include:

●	Special Meetings of Stockholders — Our articles of incorporation provide that special meetings of the stockholders can only be called by our president or any other executive officer, or the board of directors, or any member thereof, the record holder or holders of at least 10% of all shares entitled to vote at the meeting, and our bylaws provide that a special meeting will be called by the president or secretary at the written request of our stockholders holding not less than 30% of all the shares issued, outstanding and entitled to vote.

●	Advance Notice Procedures — At an annual meeting, our stockholders elect a board of directors and transact such other business as may properly be brought before the meeting. By contrast, at a special meeting, our stockholders may transact only the business for the purposes specified in the notice of the meeting unless all of our stockholders entitled to vote are present at the special meeting and consent.

●	Contracts and Transactions with Interested Directors — We may enter into a contract or a transaction with an entity in which our directors or officers have a financial or other interest as long as such relationship has been disclosed to, or is known by, our board of directors, or is otherwise fair to the Company at the time it is authorized or approved.

●	Amendment of Bylaws — Our Bylaws may be amended by our board of directors alone.

●	Authorized but Unissued Shares — Our board of directors may cause us to issue our authorized but unissued shares of Common Stock or Preferred Stock in the future without stockholders’ approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of a majority of the voting power of our outstanding capital stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-Takeover Effects of Nevada Law

Nevada Business Combination Statute

We are subject to the “business combination” provisions of Sections 78.411 to 78.444 of the Nevada Revised Statutes. In general, such provisions prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless (a) the combination was approved by the board of directors prior to the person becoming an interested stockholder; (b) the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder; (c) the combination is later approved by a majority of the voting power held by disinterested stockholders; or (d) if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, or (ii) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” or any affiliate or associate of an interested stockholder having: (a) an aggregate market value equal to more than 5% of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of the corporation, and (c) more than 10% of the earning power or net income of the corporation.

An “interested stockholder” is generally defined to mean a beneficial owner of at least 10% of the outstanding voting power or an affiliate or associate of the corporation that has been a 10% beneficial owner within the preceding 2 years. The statutes could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Nevada Acquisition of Controlling Interest Statute

Nevada’s Acquisition of Controlling Interest Statute (NRS Sections 78.378-78.3793) applies only to Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, which conduct business directly or indirectly in Nevada and whose articles of incorporation or bylaws in effect 10 days following the acquisition of a controlling interest by an acquiror do not prohibit its application. As of the date of this prospectus, we do not believe we have 100 stockholders of record who are residents of Nevada, although there can be no assurance that in the future the acquisition of controlling interest statutes will not apply to us.

Nevada’s Acquisition of Controlling Interest Statute, prohibits an acquiror, under certain circumstances, from voting shares of a target corporation’s stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation’s stockholders. The statute specifies three thresholds that constitute a controlling interest: (a) at least one-fifth but less than one-third; (b) at least one-third but less than a majority; and (c) a majority or more, of the outstanding voting power. Once an acquiror crosses one of these thresholds, shares which it acquired in the transaction exceeding the threshold (or within ninety days preceding the date thereof) become “control shares” which could be deprived of the right to vote until a majority of the disinterested stockholders restore that right.

A special stockholders meeting may be called at the request of the acquiror to consider the voting rights of the acquiror’s shares. If the acquiror requests a special meeting and gives an undertaking to pay the expenses of said meeting, then the meeting must take place no earlier than 30 days (unless the acquiror requests that the meeting be held sooner) and no more than 50 days (unless the acquiror agrees to a later date) after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and certain other information concerning the acquiror and the proposed control share acquisition.

If no such request for a stockholders meeting is made, consideration of the voting rights of the acquiror’s shares must be taken at the next special or annual stockholders meeting. If the stockholders fail to restore voting rights to the acquiror, or if the acquiror fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its articles of incorporation or bylaws, call certain of the acquiror’s shares for redemption at the average price paid for the control shares by the acquiror.

In the event the stockholders restore full voting rights to a holder of control shares that owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the control shares may demand payment for the “fair value” of their shares as determined by a court in dissenters rights proceeding pursuant to Chapter 92A of the Nevada Revised Statutes.

Listing

Our Common Stock is listed on Nasdaq Capital Market under the symbol “CBAT.”

Transfer Agent and Registrar

Our transfer agent and registrar is Securities Transfer Corporation, 2901 N Dallas Parkway, Suite 380, Plano, Texas 75093.

Warrants

As of December 31, 2021, the Company had the following outstanding warrants to purchase the Common Stock:

•	warrants to purchase 3,795,920 shares of Common Stock of the Company at an exercise price of $6.46 per share, subject to full-ratchet anti-dilution adjustment in the case of future issuances or deemed issuances of shares of Common Stock below the warrants’ exercise price then in effect, as well as customary adjustment in case of stock splits, stock dividends, stock combinations and similar recapitalization transactions. These warrants are exercisable for 36 months from the date of issuance, December 10, 2020;

•	Series A-1 warrants to purchase 4,469,988 shares of Common Stock of the Company, at a per share exercise price of $7.67, subject to full-ratchet anti-dilution adjustment in the case of future issuances or deemed issuances of shares of Common Stock below the Series A-1 warrants’ exercise price then in effect, as well as customary adjustment in case of stock splits, stock dividends, stock combinations and similar recapitalization transactions. The Series A-1 warrants are exercisable for 42 months from the date of issuance, February 10, 2021.

●	warrants to purchase 446,999 shares of Common Stock, at an exercise price of $9.204 per share, with a term of 42 months from the issuance date, February 10, 2021, subject to customary adjustment in case of stock dividends, stock splits, stock combinations and similar recapitalization transactions; and

●	warrants to purchase 379,592 shares of Common Stock, at an exercise price of $6.475, with a term of 36 months from the issuance date, December 10, 2020, subject to customary adjustment in case of stock dividends, stock splits, stock combinations and similar recapitalization transactions.

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